==============================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                           --------------------
                               SCHEDULE 14D-9

                SOLICITATION/RECOMMENDATION STATEMENT UNDER
          SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                           --------------------
                                EMCO LIMITED
                         (NAME OF SUBJECT COMPANY)

                                EMCO LIMITED
                    (NAME OF PERSON(S) FILING STATEMENT)

                               COMMON SHARES
                       (TITLE OF CLASS OF SECURITIES)

                                 290839109
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                                MARK WHITLEY
               VICE-PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                EMCO LIMITED
                                PO BOX 5252
                         LONDON, ONTARIO, N68 4L6.
                               (519) 645-3929
               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                              With copies to:

                              GRAHAM P.C. GOW
                           MCCARTHY TETRAULT LLP
                                 SUITE 4700
                        TORONTO DOMINION BANK TOWER
                          TORONTO, ONTARIO M5K 1E6
                               (416) 362-1812

                                    and

                           KENNETH BLACKMAN, ESQ.
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                          NEW YORK, NEW YORK 10004
                               (212) 859-8000

[X]  CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY
     COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

==============================================================================

                      EMCO LIMITED ANNOUNCES AGREEMENT
                      ON OFFER TO PURCHASE EMCO SHARES

LONDON, Ontario (February 20, 2003) - Emco Limited [Toronto: EML; Nasdaq:
EMLTF] announced today that it has entered into a Support Agreement with Blackfriars Corp. and 2022841 Ontario Inc., a wholly owned subsidiary of Blackfriars, pursuant to which 2022841 Ontario Inc. will make an offer to purchase all of the issued and outstanding common shares of Emco at a price of Cdn. $16.60 per share in cash (for an aggregate value of approximately Cdn. $285 million). The offer is expected to be mailed to shareholders shortly and will be subject to conditions customary in transactions of this nature, including that at least 66-2/3% of the Emco common shares are tendered and that all necessary regulatory approvals are obtained.

The offer has the unanimous support of the Independent Committee of Emco's Board of Directors. TD Securities Inc., the financial advisor to the Independent Committee, has opined that the consideration under the offer is fair from a financial point of view to Emco's shareholders. As a result, Emco's Board of Directors will unanimously recommend that Emco shareholders accept the offer. The recommendation of the Board is expected to be mailed to the shareholders at the same time as the offer. At the request of the Independent Committee, Masco Corporation, the holder of approximately 42% of the issued and outstanding common shares of Emco, has entered into an agreement with Blackfriars pursuant to which it has agreed to tender its shares.

The offer is the result of a strategic alternatives review initiated by Emco's Board of Directors in July 2002 in order to maximize shareholder value. During the course of the strategic alternatives review, the Independent Committee, through TD Securities, contacted and held discussions with a large number of third parties. The offer represents a 12.5% premium over Emco's closing share price of $14.75 on the Toronto Stock Exchange on February 19, 2003, and a 58% premium over Emco's closing share price of $10.50 on July 23, 2002, the day prior to the announcement of the strategic alternatives review.

Blackfriars Corp. is a substantial privately held investment company with major interests in the manufacture and wholesale distribution of construction and maintenance material.

"I am pleased that Emco's comprehensive review of strategic alternatives has resulted in an opportunity for liquidity for Emco's shareholders at an attractive price", stated Douglas E. Speers, President and Chief Executive Officer of Emco Limited. "This transaction will give Emco the strong sponsorship of Blackfriars Corp., a well respected investment company in the United States, and provides Emco with the opportunity to continue our strong relationships with our employees, customers and suppliers."

Emco Limited is one of Canada's leading distributors and manufacturers of building products for the residential, commercial and industrial construction markets.

For further information please contact:

Gordon E. Currie                        Daniel J. Boyd
Vice President, Treasurer & CFO         Director, Investor Relations & Tax
(519) 645-3905                          (519) 645-3911

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Emco are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in Emco's filings with the U.S. Securities and Exchange Commission, including risks and uncertainties relating to: delays in obtaining or adverse conditions contained in any required regulatory approvals, changes in laws or regulations, economic conditions affecting future sales and margins, changes in markets, legislative and regulatory changes and availability and cost of capital and other similar factors. The forward-looking statements contained in this press release speak only as of the date of this release. Emco expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement included in this release to reflect any changes in Emco's expectations with regard thereto or any changes in events, conditions, or circumstances on which any such statement is based. Readers are referred to Emco's reports filed with the U.S. Securities and Exchange Commission.

2022841 Ontario Inc. has not commenced a tender offer for the common shares of Emco. Upon commencement of the tender offer, 2022841 Ontario Inc. will file with the U.S. Securities and Exchange Commission a Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents, and Emco will file a solicitation/recommendation statement. Shareholders are urged to carefully read: (1) the Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents, and (2) the solicitation/recommendation statement when these become available, as they will contain important information about the tender offer. The Schedule TO and related exhibits and the solicitation/recommendation statement will be available without charge at the U.S. Securities and Exchange Commission Web site at www.sec.gov and will be delivered without charge to all shareholders of Emco. The solicitation/recommendation statement may also be obtained without charge from Emco by directing a request to Emco Limited, PO Box 5252, London, Ontario, N68 4L6, (519) 645-3911, Attention: Daniel J. Boyd, Director, Investor Relations & Tax.